



20010683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 2 6 2020 Washington DC 415

SEC FILE NUMBER
8-66402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING _____ **JANUARY 1, 2019** _____ AND ENDING _____ **DECEMBER 31, 2019**
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **AXCESSNET, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

192 PARTRIDGE LANE
(No. and Street)

CONCORD	**MA**	**02421**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EYAL SHAVIT   **781-674-1010**
                                                                    (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____**EYAL SHAVIT**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____**AXCESSNET, LLC**_____ , as of ____**DECEMBER**____ **31,** __**2019**__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature   1/27/2020

_____
Public Notary

PRESIDENT
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
AxcessNet, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AxcessNet, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, LLC in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jerome Davies, CPA, P.C.

We have served as the Company's auditor since 2020.

Marietta, GA

January 27, 2020

AXCESSNET, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$ 19,858
Accounts receivable (related party)	31,500
Prepaid expenses	1,864
Total assets	$ 53,222

LIABILITIES AND MEMBERS' EQUITY

Accrued liabilities	$ 7,000
Members' equity	46,222
Total liabilities and members' equity	$ 53,222

The accompanying notes are an integral part of the financial statements

(1) NATURE OF BUSINESS AND ORGANIZATION

Nature of Business:
AxcessNet, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides strategic consulting and advisory services to its clients and facilitates them in procuring introductions and relationships for private placements of securities, business combinations, mergers or acquisitions, and other financing transactions. The Company's clients include domestic and foreign companies, with a concentration in Israeli companies in the information technology industry.

Organization:
The Company is organized as a limited liability company (LLC) in the state of Massachusetts. The terms of the LLC operating agreement limit the members' liability for losses, debt and other obligations to their equity contributions. The members may be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities. The Company does not have a formal termination date, although there are events described in the operating agreement that would cause immediate dissolution.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:
At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Accounts Receivable:
Accounts receivable are recorded at cost less an allowance for expected credit losses. The Company develops its estimate of credit losses on accounts receivable by considering all available information (past, current, and future) relevant to assessing the collectability of cash flows.

The Company had receivables at December 31, 2019 in the amount of $31,500 which were deemed fully collectible and no allowance for credit losses has been recorded.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition:
On January 1, 2018, the Company adopted FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The new guidance sets forth a revenue recognition model which replaces the prior revenue recognition guidance. The underlying principle of the new standard is that a business will recognize revenue upon satisfaction of performance obligations, that is, the transfer of promised goods or services to customers in an amount that reflects what the Company expects to receive in exchange for the goods or services.

As a provider of services, the Company's performance obligations are promises in its contracts to perform a distinct service or services for its clients. A contract exists when it becomes a legally enforceable agreement. Each contract will define each party's rights, the payment terms and other contractual terms and conditions for the services to be provided. The performance obligations promised in a contract are identified based on the services to be performed that are both capable of being distinct and are distinct in the context of the contract. The transaction price is determined based on the consideration to which the Company will be entitled to receive in exchange for completion of services to the client according to the contract.

Success fees, consulting and advisory fees are generally recognized upon the successful completion of private placements of securities, mergers, acquisitions or other financing transactions. Consideration is typically received within approximately 30 days from the time of the transaction's closing. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Federal and State Income Taxes:
The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net income on their individual income tax returns. Therefore, no provision for income taxes is reflected in these financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts.

AXCESSNET, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", Rule 15c3-1 of the Securities and Exchange Commission (SEC). This rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, 2019, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

Aggregate indebtedness	$ 7,000
Net capital	$ 12,858
Ratio of aggregate indebtedness to net capital	.54 to 1

(4) RELATED PARTY TRANSACTIONS

The Company has a verbal management agreement with a related party, AxcessNet Corporation to which management fees were paid during 2019 in the amount of $135,000, and are reported in the Statement of Income as Management services. The managing member of AxcessNet, LLC is the sole owner of AxcessNet Corporation.

100% of the Company's revenue in 2019 was earned from two customers where the managing member owns minority interests and is a member of their Board of Directors. This revenue is reported in the Statement of Income for the year ended December 31, 2019 as Success fees.

There are no amounts payable to or receivable from related parties as of December 31, 2019 except for $31,500 in accounts receivable due from a customer.

(5) <u>CONCENTRATIONS</u>

In 2019, revenues were from two customers, which were related parties as outlined in Note (4).

(6) <u>SUBSEQUENT EVENTS</u>

Management has evaluated subsequent events from the date of the Statement of Financial Condition through the date these financial statements were issued.

AXCESSNET, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019

And Report of Independent Registered Public Accounting Firm